Exhibit 19.1

Policy on Non-Public Information and

Trading in Transcat Securities

To All Directors, Officers and Employees:

A.         INTRODUCTION

This Policy on Non-Public Information and Trading in Transcat Securities (“Policy”) is designed to make you aware that:

●	confidential information relating to the business, operations and financial condition of Transcat, Inc. and its subsidiaries (“Transcat”) is sensitive and needs to be safeguarded;

●

Federal and state law requires that you abstain from trading in Transcat’s securities while you are in possession of material non-public information concerning Transcat and that you refrain from disclosing such information to third parties; and

●	failure to observe this Policy could lead to serious adverse consequences for both Transcat and you (including substantial monetary liability, criminal penalties and termination of employment).

The Committee appointed by the Board of Directors to implement, administer and enforce the Policy (the “Committee”) shall be comprised of the persons holding the following offices of Transcat:

Chief Executive Officer

Chief Financial Officer

Senior Vice President, Human Resources

General Counsel

The Committee may appoint one or more of its members as its designee to administer and enforce this Policy on its behalf. This Policy is generally applicable to all officers, directors and employees of Transcat, including members of their immediate family and household and entities or accounts under their influence or control. However, as will be indicated below, certain special policies and procedures apply only to certain persons designated by Transcat as “Insiders.” The Committee maintains the Insider List. The Committee shall notify any individual who is added to the Insider List that those special policies and procedures apply to them.

B.         CONFIDENTIAL INFORMATION

Unauthorized disclosure of non-public information relating to Transcat could cause competitive harm to Transcat and in some cases could result in liability for Transcat and for you.

1.

Unauthorized Disclosure. No employee, officer or director of Transcat shall disclose internal information about Transcat to any person outside Transcat, except for such disclosures which have been specifically authorized by an executive officer of Transcat as being required to facilitate a related project or transaction.

2.

Communications with the Media, Analysts and Investors. Communications on behalf of Transcat with the media, securities analysts and other investors shall be made only by specifically designated representatives of Transcat. Unless you have been expressly authorized to make communications on behalf of Transcat, you must direct any inquiry from the media, a securities analyst or an investor to the Committee.

3.

Safeguarding Confidential Information. Because of the sensitive nature of internal information about Transcat and the importance of such information to Transcat, you must take extreme care to safeguard the confidentiality of such information. For example, documents containing sensitive information should not be left lying on desks and conference tables in open view, confidential information should be discussed with other Transcat personnel on a “need to know” basis only, and visitors should not be left unattended in offices containing internal Transcat documents.

C.         NO TRADING ON THE BASIS OF MATERIAL NON-PUBLIC INFORMATION

Federal and state securities laws make it unlawful for any person to trade or recommend trading in securities on the basis of material non-public information. It is Transcat’s policy to prohibit the fraudulent misuse of material non-public information. Fraudulent misuse of material non-public information includes purchasing or selling securities on the basis of such information for your own account or for that of a relative, a customer or anyone else. Fraudulent misuse also includes “tipping” such information to anyone or using it as a basis for recommending the purchase or sale of the security.

1.

No Trading on Material Non-Public Information. No employee, officer or director, while in possession of material non-public information about Transcat, shall: (a) purchase or sell, or recommend or direct the purchase or sale of, any Transcat securities for their own account, any account in which they have a direct or indirect beneficial interest (including the account(s) of family members) or the account of any other person or entity; or (b) disclose or “tip” any such information to any other person. In addition, if you are aware of any material non-public information concerning another public company (for example, the possible acquisition of that company by Transcat), the foregoing rules apply, and you must not trade in the securities of the other company or disclose or “tip” any such information until after such information has been disclosed to the public.

2.

Permitted Trading Period. No officer, director or employee shall purchase or sell any Transcat securities for their own account or any account in which they have a direct or indirect beneficial interest (including the account(s) of family members) except during a 30-day period beginning 48 hours after the public release by Transcat of its quarterly or year-end financial results. However, in the event that, during any such 30-day trading period, officers, directors and employees are prevented from trading in Transcat securities because they are then in possession of material non-public information, the Committee may, in its discretion, establish a special permitted trading period, of 30 days or less, beginning 48 hours after the public release by Transcat of such material non-public information; provided, however, that such special permitted trading period must end ten days prior to Transcat’s next quarter-end. In addition, the Committee is authorized to make limited exceptions to this paragraph in the event of a tangible demonstration of a personal hardship to such officer, director or employee. Determinations by the Committee in this regard shall be final and not subject to further review.

3.

Event-Specific Blackouts. The Committee may impose event-specific blackout periods in its discretion. If the Committee imposes an event-specific blackout period, Insiders and others identified by the Committee may not engage in any trade of Transcat securities of any type under any circumstances. The existence of an event-specific blackout will generally not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, an Insider requests permission to trade in Transcat securities during an event-specific blackout, that individual will be informed of the existence of a blackout period, without the Committee disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout must not disclose the existence of the blackout to any other person.

4.

Preclearance Required for Insiders. In addition to the foregoing, no Insider shall purchase or sell any Transcat securities for their own account or any account in which they have a direct or indirect beneficial interest (including the account(s) of family members) unless the Insider has notified the Committee in writing at least five days prior to such purchase or sale, and has received written permission from the Committee to effect such transaction. The Committee will promptly respond (either affirmatively or negatively) to each such notice by email.

5.

Restrictions on Trading. You must understand that trading in Transcat securities includes not only the purchase or sale of Transcat securities, but also the purchase or sale of puts, calls, options and warrants relating to Transcat securities; speculatively trading or hedging Transcat securities; and pledging, hypothecating, or otherwise encumbering Transcat securities as collateral for indebtedness, including holding Transcat securities in a margin account or any other account that could cause the securities to be subject to a margin call or otherwise be available as collateral for a margin loan. Moreover, your spouse, members of your immediate family and those persons and entities (such as trusts) under your control may be deemed to be in possession of material non-public information known to you simply by virtue of your relationship with them. Further, Transcat securities owned by those persons may be deemed to be beneficially owned by you. Trading in Transcat securities by those persons while you are aware of material non-public information may cause legal problems for them and for you; consequently, those persons also should abstain from trading in Transcat securities until after the dissemination of information to the public in accordance with the policies set forth above.

Examples of the types of events which would likely generate material non-public information and require disclosure to the public before you and the other persons described above could trade in or recommend Transcat’s securities would include (but would not be limited to) the following:

a.	negotiations concerning acquisitions, mergers or joint ventures;

b.	stock splits;

c.	preparing an exchange or tender offer;

d.	changes in dividend rates or earnings;

e.	declaration or omission of dividends;

f.	calls for redemption;

g.	new contracts or loss of a significant contract;

h.	new products and marketing plans;

i.	annual and quarterly earnings;

j.	favorable or unfavorable news;

k.	financial results and forecasts;

l.	a significant change in capital investment plans;

m.	plans for additional financing (debt or equity);

n.	a change in management or significant control changes;

o.	bankruptcy proceedings;

p.	default on debts or contracts;

q.	write-offs;

r.	a change of accounting methods;

s.	a tender offer to purchase another company’s securities;

t.	significant disputes with suppliers or customers;

u.	significant litigation;

v.	a program to acquire Transcat’s own shares; or

w.	significant acquisitions or dispositions of assets.

6.	Exceptions to the Prohibitions on Trading. Subject to the requirement for Insiders to preclear all transactions with the Committee, this Policy does not apply to the following:

a.	Stock Option Exercises. Exercise of a stock option for cash. The trading restrictions do apply, however, to any sale of the underlying stock resulting from an option exercise.
b.

Restricted Stock Unit Award Transactions. Vesting of restricted stock, or the exercise of the tax withholding right pursuant to which a person has elected to have Transcat withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The trading restrictions do apply, however, to any sale of formerly restricted stock.

c.

Employee Stock Purchase Plan. Automatic purchase of Transcat stock by payroll deduction under Transcat’s Employee Stock Purchase Plan pursuant to the election made at the time of enrollment in the plan. The trading restrictions do apply, however, to the election to participate in the plan for any enrollment period, making any changes in the election to participate, and to sales of Transcat stock purchased pursuant to the plan.

d.

401(k) Plan Purchases. Purchases of Transcat stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election; however, this exception does not apply to certain elections made under Transcat’s 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to Transcat stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of Transcat stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of Transcat stock fund balance and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to Transcat stock fund.

e.

Specific Private Transactions. Private transactions in Transcat securities between any officer, director or key employee pursuant to Transcat’s Insider Stock Sales Plan if approved by the Chief Executive Officer or the Chairman of the Board of Directors under the terms of the Insider Stock Sales Plan; and

f.

Rule 10b5-1 Trading Plans. A plan that meets the requirements of Rule 10b5-1 under the Exchange Act which has been approved by the Committee. Requests for approval must be submitted at least two weeks prior to the entry into the Rule 10b5-1 Plan.

D.         CONSEQUENCES OF NON-COMPLIANCE

Failure to observe the policies and procedures set forth in this Policy could lead to severe adverse consequences for Transcat and for you, including termination of your employment, criminal sanctions (including imprisonment and/or fines up to $5 million), monetary fines and penalties to you (in amounts up to three times the profit gained or loss avoided), injunctions, civil fines to Transcat (in amounts up to three times the profit gained or loss avoided), criminal penalties of up to $25 million and suspension of trading in Transcat’s stock. Further, any appearance of insider trading impropriety could impair investor confidence in Transcat.

The Committee shall be responsible for making determinations on a case-by-case basis of whether the policies and procedures set forth in this Policy have been violated and, if so, the appropriate action to be taken by Transcat in response. The Committee may receive such evidence and/or hold such hearings as it, in its sole discretion, deems advisable. Sanctions for violations of the policies and procedures may include whatever appropriate action the Committee deems advisable, including immediate termination of employment or other appropriate disciplinary action. The determinations of the Committee shall be final and not subject to further review.

If you have any questions as to the application of these policies and procedures to a particular case, please contact the Committee. If you become aware of a potential insider trading violation, you should immediately communicate the potential violation to any member of the Committee by phone.

E.          INDIVIDUAL RESPONSIBILITY

You are responsible for complying with this Policy, including for determining whether you are in possession of material non-public information. Any action on the part of Transcat, or the Committee pursuant to this Policy (or otherwise), does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

F.          POST-TERMINATION TRANSACTIONS

The Policy continues to apply to transactions in Transcat securities even after your service with Transcat has ended. If you are aware of material non-public information when your employment terminates, you may not purchase or sell Transcat securities until that information has become public or is no longer material.

[acknowledgment follows]

AFTER READING THE FOREGOING POLICY, PLEASE DETACH THIS PAGE, SIGN AND DATE IT, AND RETURN IT TO THE COMMITTEE.

I acknowledge that I have received and reviewed the foregoing Policy as to non-public information and trading in Transcat’s securities. I understand that it is my responsibility to be familiar with and abide by the Policy’s terms.

Signature

Printed Name

Date